Jim B. Rosenberg Senior Assistant Chief Accountant US Securities and Exchange Commission 100 First Street, NE Washington DC 40549 United States

January 12, 2006

Dear Mr. Rosenberg,

Re: Form 20-F for the year ended December 31, 2005

Thank you for your letter dated December 22, 2006, setting forth comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the annual report on Form 20-F for the year ended December 31, 2005 (the “2005 Form 20-F”) of Acambis plc (“Acambis”, also referred to in this letter as the “Company” or “we”).

Please find attached our response to the 14 comments raised in your letter. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter. Our response follows each comment.

You may be aware that we have voluntarily delisted from Nasdaq and plan to deregister from the US Securities Exchange Act of 1934 as soon as possible and by 30 June 2007 at the latest. At the current time, therefore, we do not anticipate making any further filings on Form 20-F. To the extent that deregistration does not occur within our currently anticipated timescale, we will amend future filings as indicated in our responses.

Yours sincerely,

/s/ David Lawrence

David Lawrence
Chief Financial Officer

Question 1

Your first two paragraphs in Item 15A and B refer to the Combined Code that was republished in July 2003 and restated in July 2005 by the Financial Reporting Council and incorporated the previous code (as published in 1998 by the Hampel Committee) and related guidance that had been issued since that date. Please explain to us why you provide this disclosure and how it complies with the requirements of Item 15.

We note generally that the Combined Code, as amended, is a broad set of principles of good corporate governance, which encompasses principles relating to controls and procedures with respect to disclosure and financial reporting. The Company applies these principles, as disclosed in Items 15A and 15B.

The Company provided this disclosure because it believes that information regarding the principles on which it relies to implement controls and procedures is helpful background to its disclosure regarding the outcome of management’s evaluation of such controls and procedures. In addition, the Company provided substantially similar disclosure in its annual report to UK shareholders, and believes that holders of its securities that are registered under the Exchange Act should receive substantially the same information as its UK shareholders.

With regard to compliance with Item 15:

•	As discussed more fully in its response to Question 2 below, the Company believes its current disclosure in Item 15A complies with the requirements of Item 15(a) of Form 20-F because it provides background regarding the origins of the Company’s disclosure controls and procedures and states the conclusions of the Company’s principal executive and principal financial officers regarding the effectiveness of such procedures.
•	The Company notes that with respect to the financial year ended December 31, 2005 it was not required to provide a report on internal control over financial reporting. Nevertheless, the Company voluntarily provided the disclosure set forth in Item 15B on the principle of providing substantially similar disclosure to its UK and US security-holders.

Question 2
Clarify how your conclusion in the third paragraph under Item 15A meets the requirements of Item 15A. In this regard, we do not understand how the “reviews described above” relate to the requirement that the Chief Executive Officer and Chief Financial Officer evaluate the effectiveness of the design and operation of the Company’s disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e).

As described in the Company’s disclosure under Item 15A, pursuant to the Combined Code principles, the Company’s Board delegated to the Chief Executive Officer and the Chief Financial Officer the responsibility of conducting a risk review of the Company’s business. This is a broad-based review that examines how the Company manages the various risks to which it is exposed. An important element of such management is having in place a system for the effective generation of accurate disclosure about the Company’s business. Such a system also helps ensure that management receives the information it needs to properly evaluate the operations of the Company’s business.

Therefore, as part of the overall risk review, again in accordance with the Combined Code, the Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, assisted in their evaluation by the internal audit function and by the work of the Audit Committee. Such review provided the basis of the Chief Executive Officer’s and Chief Financial Officer’s conclusion that the design and operation of the Company’s disclosure controls and procedures were effective.

Question 3
Please disclose the date when the financial statements were authorized for issue and who gave that authorization as required by paragraph 17 of IAS 10.

The financial statements were approved, and authorized for issue, by our Board of Directors on May 9, 2006 and were manually signed on that date. Our IFRS financial statements as issued to shareholders therefore included a statement setting out the information required by paragraph 17 of IAS 10. In the Edgarization process, this statement and the manual signature were removed and replaced by the CEO and CFO certifications dated June 26, 2006. We acknowledge that the statement is specifically required by paragraph 17 of IAS 10 and we will ensure that this information is included in our financial statements in future periods.

Question 4
You include consolidated financial statements for Acambis plc and its subsidiaries (“Group”) and a separate balance sheet and statement of cash flows for the parent company (“Company”) in the general purpose financial statements. Also, it appears that the audit report of PricewaterhouseCoopers LLP does not cover the “Company” financial statements and it is not clear from your disclosures whether the “Company” financial statements have been prepared in accordance with the IFRS. Please clarify whether or not the “Company’s” financial statements are covered by the audit report. If not, they should be marked as unaudited. Further, tell us whether the “Company’s” financial statements are required pursuant to 5-04(c) of Regulation S-X specifically Schedule I condensed financial information of the registrant. If so, this information must be audited.

The Company’s individual financial statements are presented in our UK filings in order to comply with the sections 226, 226A and 226B of the UK Companies Act. We had included this information in our Form 20-F in order to provide readers of Form 20-F with information equivalent to readers of our UK filings, and this information is included in the intended scope of the audit report of PricewaterhouseCoopers LLP. The financial statements of the Company have been prepared in accordance with IFRS.

We acknowledge that this information is not required pursuant to 5-04(c) of Regulation S-X.

Question 5
Please revise the presentation of your financial statements to clearly identify the name of the reporting entity for each financial statement or explain to us how your financial statements comply with paragraph 46 of IAS 1.

We believe that we have complied with Paragraph 46 of IAS 1, which has various requirements in subsections (a) to (e). We believe that our financial statements clearly comply with subsections (b) to (e). Subsection (a) requires that “the name of the reporting entity or other means of identification” is provided.

The 2005 Form 20-F relates to Acambis plc and the name of the reporting entity is displayed prominently on the cover sheet of the form. In addition, we explain on page 3 of Form 20-F that the references to Group relate to Acambis plc and all of its subsidiaries and associated undertakings, and that references to the Company are to Acambis plc. We consider, therefore, that there is sufficient identification of the name of the reporting entity. We therefore do not believe it is necessary to repeat the name of the reporting entity on each component of the financial statements in order to comply with IAS 1, as our existing presentation provides a proper understanding of the information presented.

Question 6
The report of PricewaterhouseCoopers LLP refers to the consolidated “statements of changes in shareholders’ equity” but the statement of changes in equity is titled the “Consolidated Statement of Recognized Income and Expense” as required by paragraph 96 of IAS 1. Please have PricewaterhouseCoopers LLP revise their report to refer to the proper title of the financial statement or tell us why the language in the audit report is appropriate.

The audit report should have referred to Consolidated Statement of Recognized Income and Expense rather than to the Statement of Changes in Shareholders’ Equity. We believe, however, that the reference is sufficiently clear, as it was evidently the intention to refer to the four primary statements, and, at this time, we would not propose to file an amendment to the filing on this account.

Question 7
You cross-reference the revenue line item to Note 2, which is not included in the notes to the financial statements. Please revise your filing to include all related revenue disclosure in Note 2.

Note 2 is included on page 79 of the Form 20-F, but, as a result of a typographical error, the note number was omitted from the heading of the note. We believe that it is clear from the sequence of the footnotes that note 2 relates to “Segmental information”. We will ensure that this error is not repeated in our financial statements footnotes in future periods.

Question 8
Tell us why interest received is disclosed as a financing activity. Based on paragraph 33 of IAS 7 it appears that interest received should be classified as either operating activity or an investing activity.

In determining the appropriate classification of cash flows, we applied the principle set forth in paragraph 11 of IAS 7: “An entity presents its cash flows from operating, investing and financing activities in a manner which is most appropriate to its business.”

Paragraph 31 of IAS 7 requires the classification of cash flows from interest and dividends to be consistent from period to period, but is not prescriptive as to the nature of that classification. IAS 7 goes on to clarify (in paragraph 33) that:

“Interest paid and interest and dividends received are usually classified as operating cash flows for a financial institution. However, there is no consensus on the classification of these cash flows for other entities. Interest paid and interest received may be classified as operating cash flows because they enter into the determination of profit or loss. Alternatively, interest paid and interest and dividends received may be classified as financing cash flows and investing cash flows respectively, because they are the costs of obtaining financial resources or returns on investments.”

Acambis is not a financial institution and we do not consider the holding of cash and cash equivalents to be a core operating activity. Rather, we hold cash and cash equivalents in order to finance our future research and development operations. Classifying interest received as operating cash flows is therefore not appropriate.

Under IAS 7 paragraph 6 investing and financing activities are defined as follows:

“Investing activities are the acquisition and disposal of long-term assets and other investments not included in cash equivalents.

Financing activities are activities that result in changes in the size and composition of the contributed equity and borrowings of the entity.”

As the interest received was derived from cash and cash equivalents, we did not believe that it was appropriate to classify the cash flows from interest received within investing activities. On this basis, we classify the cash flows within financing activities, mirroring the classification which we adopted for interest paid on bank overdrafts and loans. We determined that this presentation was the most appropriate to our business.

Question 9
It appears that your financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“EU GAAP”). Release No.33-8567 permits IFRS adopters to present only two years of audited IFRS financial statements instead of three years for their first year of reporting under IFRS. To be eligible for this accommodation, a company must disclose explicitly in its filing that its financial statements comply with IFRS as published by the IASB. Please revise your filing to specifically state, if true, that your financial statements comply with IFRS as published by the IASB. Please note that a company that prepares its financial statements under EU GAAP can qualify for the accommodation if it provides an audited reconciliation to IFRS as published by the IASB.

We believe that we have met the requirements of Release No.33-8567 through our disclosures in item 8, where we state that: “There is no difference between IFRS as adopted by the European Union and IFRS on the Group’s results.”

Question 10
You indicate that product sales are recognized when the risk and rewards of ownership have transferred to the customer which is required by paragraph 14a of IAS 18. Please tell us and revise your disclosure as appropriate to clarify whether your revenue recognition policy for product sales also satisfies the conditions specified in paragraphs 14b,c,d and e of IAS 18.

Our revenue recognition policy for product sales permits the recognition of revenue only when all of the conditions within IAS 18 paragraph 14 have been met. However, there is no requirement to address all of these conditions in our published accounting policy, and so we chose to highlight what we believed to be the most significant element in our accounting policy. We did not mean to imply that the transfer of risks and rewards was the only criterion applied when determining whether revenue recognition is appropriate, and, accordingly, in our financial statements footnotes in future periods, we will clarify that this is one amongst a number of conditions which must be fulfilled before we recognize revenues.

Question 11
Please expand your disclosures to clarify how you measure the degree of contractual performance for long-term contracts. It appears that you use an input measure, costs incurred, rather than an output measure such as services performed to date. If true, please clarify if costs incurred to date and total estimated expected costs reflect only services performed or to be performed as noted in paragraph 24 of IAS 18.

We confirm that costs incurred to date reflect only services performed to date and total estimated costs reflect only services performed or to be performed. We have re-reviewed the disclosures and believe that they reflect our accounting policies. However, in our financial statements footnotes in future periods we will amend our disclosures in order to make them clearer, as follows: “In determining the degree of contractual performance, reference is made to the costs incurred in relation to the total estimated expected costs as costs incurred are a fair reflection of the services performed to date.”

Question 12
You indicate on page 73 that you have not accounted for the elements of the smallpox vaccine separately as required by IAS 18. Please advise us why you appear to deviate from IAS 18 and how you otherwise comply with IAS.

We confirm that our accounting policy is consistent and in accordance with IAS 18. However, we note that our disclosure could potentially be somewhat ambiguous and propose to amend it in our financial statements footnotes in future periods, so that the relevant portion of the accounting policy will read as follows: “The two transactions are linked in such a way that the commercial effect cannot be understood without reference to the series of transactions as a whole. In accordance with IAS 18, this arrangement has therefore been treated as a single long-term contract, whose elements have not been accounted for separately.”

Question 13
Please provide disclosures required by paragraphs 54-57 of IAS 31 or explain to us why these disclosures are not necessary. You disclose that the joint venture is being wound down. Please disclose when the joint venture is expected to be dissolved and when no further commitments or provisions will be required by the joint venture partners.

We believe that the requirements of IAS 31 paragraphs 54 to 57 have been met. The relevant text of such paragraphs and our discussion of each follows:

“Paragraph 54: A venturer shall disclose the aggregate amount of the following contingent liabilities, unless the probability of loss is remote, separately from the amount of other contingent liabilities:
a)	any contingent liabilities that the venturer has incurred in relation to its interests in joint ventures and its share in each of the contingent liabilities that have been incurred jointly with other venturers;
b)	its share of the contingent liabilities of the joint ventures themselves for which it is contingently liable; and
c)	those contingent liabilities that arise because the venturer is contingently liable for the liabilities of the other venturers of a joint venture.”

No contingent liabilities have been incurred by us in relation to its interest in the joint venture, and the joint venture itself does not have any contingent liabilities. Paragraph 31 of IAS 1 clarifies that “a specific disclosure requirement in a Standard or an Interpretation need not be satisfied if the information is not material”, and we therefore believe that non-disclosure is appropriate.

“Paragraph 55: A venturer shall disclose the aggregate amount of the following commitments in respect of its interests in joint ventures separately from other commitments:
a)	any capital commitment of the venturer in relation to its interests in joint ventures and its share in the capital commitments that have been incurred jointly with other venturers; and
b)	its share of the capital commitments of the joint venturers themselves.”

There are no capital commitments on either the part of Acambis or the joint venture. Therefore no disclosure is necessary.

“Paragraph 56: A venturer shall disclose a listing and description of interest in significant joint ventures and the proportion of ownership interest held in jointly controlled entities. A venturer that recognizes its interests in jointly controlled entities using the line-by-line reporting format for proportionate consolidation or the equity method shall disclose the aggregate amounts of each of current assets, long-term assets, current liabilities, long-term liabilities, income and expenses related to its interests in joint ventures.”

In footnote 21 of the financial statements we disclose that our interest in the joint venture is a 50% interest; the current assets, current liabilities and loss before tax of the joint venture are also disclosed. The joint venture does not have any long-term assets or long-term liabilities. As the joint venture is being wound down, there is no income, expenditure, profit or loss. Therefore disclosing that the venture has neither profit nor loss provides readers of our accounts with all material information required regarding the joint venture.

“Paragraph 57: A venturer shall disclose the method it uses to recognize its interests in jointly controlled entities”

We did not include an accounting policy in relation to the method used to recognize interests in jointly controlled entities, as, given the absence of income and expense and the immaterial liability values, we did not consider this a material accounting policy. In our financial statements footnotes in future periods we will disclose, as we have done in previous years, the method used.

The joint venture is due to be dissolved as soon as the necessary agreements have been effected with the other joint venture party, which we anticipate will be in 2007. However, we do not believe disclosure of an expected dissolution date is necessary given that we have already disclosed that the joint venture has no income, expenditure, profit or loss. As the joint venture is therefore already not material to the Company’s financial results, we do not believe that the exact dissolution date is material.

Question 14
Please disclose the number and weighted average share price of options exercisable at the end of the period as required by paragraph 45(b) (vii) of IFRS 2.

We acknowledge that we have omitted to provide this disclosure. We will propose that disclosure as set out below be provided in our financial statements footnotes in future periods:

“The weighted average share price of the 1,600,159 options exercisable at 31 December 2005 was £2.07.”